Annual Report

Cover Page

Name of issuer:

Arqlite SPC

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: WA
Date of organization: 5/18/2015

Physical address of issuer:

2111 S Anne Street
Santa Ana CA 92704

Website of issuer:

http://www.arqlite.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,022,154.00	$2,700,912.00
Cash & Cash Equivalents:	$74,226.00	$209,331.00
Accounts Receivable:	$5,010.00	$18,032.00
Short-term Debt:	$1,209,172.00	$567,680.00
Long-term Debt:	$1,224,880.00	$372,157.00
Revenues/Sales:	$221,380.00	$3,308.00
Cost of Goods Sold:	$348,430.00	$1,659.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,189,256.00)	($903,218.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Arqlite SPC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sebastian Sajoux	CEO	Arqlite SPC	2015

Juan Francisco Baez	Marketing Director	Molinos	2017
Michael Libes	Advisor	Fledge LLC	2015
Christopher Graff	Owner - Investor	Brooktrout Ventures et al	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sebastian Sajoux	CEO	2015
Michael Libes	Secretary	2015
Patrick Casey	Financial Operations Manager	2020
Carlos Paviolo	Chief Research & Development Officer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sebastian Sajoux	8468.66 148.66 Preferred / 8320 Common	41.2

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A. Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Arqlite is an early-stage business, and any investment in the company must consider the risks, expenses, and difficulties of an early-stage company developing products and expanding into developed markets. This may include but is not limited to developing strategic partnerships, changing market conditions, attracting and retaining qualified personnel, and relying upon acceptance and growth in our target market.

Arqlite has filled its patents and trademarks, but new players may enter the market and produce a competing product. We may face competition concerning our primary products that we seek to develop and commercialize continuously. We cannot guarantee that our products will achieve projected market acceptance and our ability to generate meaningful additional revenues from our products.

We cannot predict the nature and scope of future legislation, regulations, and programs. While we anticipate that we and our products will comply with all applicable governmental rules at local, state, and federal levels, there still may be risks that such laws and regulations may change with respect to present or future operations.

If Arqlite doesn't secure an offer to meet its operational needs and fulfill its plans, the company might need to reduce expenses. The Company will raise more capital in the future to keep the growth pace and can't guarantee the terms of a future offering will be beneficial to previous investors.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations and may be affected by other possible occurrences beyond our ability to control or even

predict.

The Company will use the offering proceeds in the ways management deems most effective towards the Company's goals. This means that although we have plans for the raised capital to focus on sales, marketing, and improving the operations, the Company will have the ultimate discretion to use the proceeds as it sees fit.

In 2019, the Company entered into an intercompany loan with Arqlite, SRL for $472,500 with an interest rate of 4% and a maturity date of 2024. This loan is not secured. The balance of this loan was $734,557 and $691,522 as of December 31, 2020 and 2019, respectively.

Recoverability is associated with the borrower fulfilling its obligation.

Our future success depends on the efforts of a small management team. Therefore, the loss of services of the management team members may have an adverse effect on the company

Michael Libes is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000	13,823	Yes ⌄
Preferred Stock	9,500	6,735	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Susan Graff
Issue date	02/04/20
Amount	$125,000.00
Outstanding principal plus interest	$124,462.28 as of 04/05/22
Interest rate	10.0% per annum
Maturity date	02/05/25
Current with payments	Yes

As of December 2021, the company and lender have agreed to extend the maturity date to February 2025. Additionally, the company has paid accumulated interest from year 1 (February 2020 to February 2021).

Loan

Lender	Raquel Noemi Zagnoni
Issue date	02/05/20
Amount	$165,000.00
Outstanding principal plus interest	$172,775.81 as of 04/05/22
Interest rate	10.0% per annum
Maturity date	02/06/25
Current with payments	Yes

As of December 2021, the company and lender have agreed to extend the maturity date to February 2025.

Loan

Lender	Douglas Schrock
Issue date	02/05/20
Amount	$125,000.00
Outstanding principal plus interest	$143,979.84 as of 04/05/22
Interest rate	10.0% per annum
Maturity date	02/06/25
Current with payments	Yes

As of December 2021, the company and lender have agreed to extend the maturity date to February 2025.

Loan

Lender	Janine Firpo
Issue date	12/07/20

Issue date	12/07/20
Amount	$25,000.00
Outstanding principal plus interest	$22,576.53 as of 04/05/22
Interest rate	10.0% per annum
Maturity date	12/08/24
Current with payments	Yes

As of December 2021, the company and lender have agreed to extend the maturity date to December 2024.

Loan

Lender	Jeremy Schaffer
Issue date	12/28/20
Amount	$50,000.00
Outstanding principal plus interest	$45,153.06 as of 04/05/22
Interest rate	10.0% per annum
Maturity date	12/29/24
Current with payments	Yes

As of December 2021, the company and lender have agreed to extend the maturity date to December 2024.

Loan

Lender	Chris Graff
Issue date	02/23/21
Amount	$115,000.00
Outstanding principal plus interest	$115,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution.

Loan

Lender	Monica Aufrecht
Issue date	03/11/21
Amount	$35,000.00
Outstanding principal plus interest	$35,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution.

Loan

Lender	Douglas Schrock
Issue date	03/11/21
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution.

Loan

Lender	Bruce Reed
Issue date	03/12/21
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution.

Loan

Lender	Richard Hetler Jr.
Issue date	03/13/21
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution.

Loan

Lender	Michael Libes
Issue date	03/14/21
Amount	$25,000.00

Outstanding principal plus interest	$25,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution

Loan

Lender	Realize Impact - Luni Libes
Issue date	03/21/21
Amount	$75,000.00
Outstanding principal plus interest	$75,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution.

Loan

Lender	Michael Hunsberger
Issue date	04/04/21
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Revenue Based Financing Loan - payment is based on 5% of revenue, quarterly payments, and a 2x return cap. The early prepayment clause principal balance plus 15% APR up to 18 months from distribution.

Loan

Lender	Chris Graff
Issue date	02/04/22
Amount	$60,000.00
Outstanding principal plus interest	$61,173.73 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes

No other material items to report.

Loan

Lender	Fledge Series LLC
Issue date	02/23/22
Amount	$60,000.00
Outstanding principal plus interest	$61,173.11 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes

No other material items to report.

Loan

Lender	Chris Graff
Issue date	04/04/22
Amount	$40,000.00
Outstanding principal plus interest	$40,311.11 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes

No other material items to report.

Loan

Lender	Fledge Series
Issue date	04/04/22
Amount	$40,000.00
Outstanding principal plus interest	$40,311.11 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes

No other material items to report.

Loan

Lender	Adam Sweeney
Issue date	04/21/22
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 04/21/22
Interest rate	10.0% per annum
Maturity date	06/22/22
Current with payments	Yes

No other material items to report.

Lender	Equity Trust Company Custodian FBO Janine Firpo IRA
Issue date	04/26/22
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 04/26/22
Interest rate	10.0% per annum
Maturity date	07/27/22
Current with payments	Yes

No other material items to report.

The company has a grant payable for $91,663 contingent on them achieving $2M in revenue in a fiscal year, and a 3% interest rate that accrues after the 2-year conclusion fellowship period.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Section 4(a)(2)	Convertible Note	$562,600	General operations
12/2020	Section 4(a)(2)	Preferred stock	$2,277,187	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Susan Graff
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	02/04/20
Outstanding principal plus interest	$124,462.28 as of 04/05/22
Interest rate	10.0% per annum
Maturity date	02/05/25
Current with payments	Yes
Relationship	Board Member's - Family Member

Name	Raquel Noemi Zagnoni
Amount Invested	$165,000.00
Transaction type	Loan
Issue date	02/05/20
Outstanding principal plus interest	$172,775.81 as of 04/05/22
Interest rate	10.0% per annum
Maturity date	02/06/25
Current with payments	Yes
Relationship	Family - Mother of CEO

Name	Chris Graff
Amount Invested	$115,000.00
Transaction type	Loan
Issue date	02/23/21
Outstanding principal plus interest	$115,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes
Relationship	Board Member

Name	Monica Aufrecht
Amount Invested	$35,000.00
Transaction type	Loan
Issue date	03/11/21
Outstanding principal plus interest	$35,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes
Relationship	Board Member - Family

Name	Michael Libes
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	03/14/21

Outstanding principal plus interest	$25,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes
Relationship	Board Member

Name	Realize Impact - Luni Libes
Amount Invested	$75,000.00
Transaction type	Loan
Issue date	03/21/21
Outstanding principal plus interest	$75,000.00 as of 04/30/22
Interest rate	15.0% per annum
Maturity date	12/31/26
Current with payments	Yes
Relationship	Board Member - Impact Fund

Name	Chris Graff
Amount Invested	$60,000.00
Transaction type	Loan
Issue date	02/04/22
Outstanding principal plus interest	$61,173.73 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes
Relationship	Chris Graff

Name	Fledge Series LLC
Amount Invested	$60,000.00
Transaction type	Loan
Issue date	02/23/22
Outstanding principal plus interest	$61,173.11 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes
Relationship	Michael "Luni" Libes

Name	Chris Graff
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	04/04/22
Outstanding principal plus interest	$40,311.11 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes
Relationship	Chris Graff

Name	Fledge Series
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	04/04/22
Outstanding principal plus interest	$40,311.11 as of 05/04/22
Interest rate	10.0% per annum
Maturity date	07/05/22
Current with payments	Yes
Relationship	Michael "Luni" Libes

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Arqlite has developed a unique technology to transform the up-to-now unrecyclable plastics into efficient materials for the built environment.

Arqlite works to become a leader in recycling technologies setting the new standard for sustainable materials in the Built Environment

Milestones

Arqlite SPC was incorporated in the State of Washington in May 2015.

Since then, we have:

- ♻️We recycle what no one else can: complex plastics, at scale (1 ton per hour!)
- 🚀46% month-over-month growth on retail channels since our pre-launch in September.
- 💵Paid to take the waste and paid again for our outputs.
- 😎Our very first product is Smart: 3X lighter and 10X better insulator compared to mineral gravel.
- 🌿Our Smart Gravel replaces dumb gravel in concrete, hydroponics, and the base of pots, and planters.
- 🇦🇷🇺🇸Proven track record, from a garage in Argentina in 2015 to 24,000 sq ft California.
- 🏅Validated by Techstars, Plug & Play, Solar Impulse, Cemex Ventures, Echoing Green...

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $221,380 compared to the year ended December 31, 2020, when the Company had revenues of $3,308. Our gross margin was -57.39% in fiscal year 2021, compared to 49.85% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $3,022,154, including $74,226 in cash. As of December 31, 2020, the Company had $2,700,912 in total assets, including $209,331 in cash.
- *Net Loss.* The Company has had net losses of $1,189,256 and net losses of $903,218 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $2,434,052 for the fiscal year ended December 31, 2021 and $939,837 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,315,000 in debt, $2,497,187 in equity, and $562,600 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Arqlite SPC cash in hand is $101,233.37, as of May 2022. Over the last three months, revenues have averaged $75,593/month, cost of goods sold has averaged $40,820/month, and operational expenses have averaged $135,000/month, for an average burn rate of $100,227 per month. Our intent is to be profitable in 18 months.

We've seen significant growth with Home Depot, Amazon, and other sales channels, at over 100% MoM. Additionally, we have an LOI with CEMEX in place to purchase our product to be used, and the first sales will be happening in early Q2.

We expect to be average roughly 100k a month in revenue over the next three months, and that figure is projected to continue to grow.

This current layout can be profitable if the facility reaches multi-shift production output and continues to serve multiple markets can be achieved within 12 months. However, it can be expeditated based on the market served and if we begin expanding the operation to various facilities via a licensing model.

We plan to utilize the capital raised on Wefunder per our use of funds and continue to build momentum towards the Series B raise. In the meantime, we are seeking out additional sources of capital and will continue to find sources to fund the company as needed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on

financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Patrick Casey, certify that:

(1) the financial statements of Arqlite SPC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Arqlite SPC included in this Form reflects accurately the information reported on the tax return for Arqlite SPC filed for the most recently completed fiscal year.

Patrick Casey
Financial Operations Manager

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund (“Fund”) for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number (“TIN”) (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.arqlite.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carlos Paviolo
Christopher Graff
Juan Francisco Baez
Michael Libes
Patrick Casey
Sebastian Sajoux

Appendix E: Supporting Documents

ttw_communications_86261_164546.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Cooley Go Convertible Note

SPV Subscription Agreement

Cooley Go Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carlos Paviolo

Christopher Graff

Juan Francisco Baez

Michael Libes

Patrick Casey

Sebastian Sajoux

Appendix E: Supporting Documents

ttw_communications_86261_164546.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to

be signed on its behalf by the duly authorized undersigned.

Arqlite SPC

By

Patrick Casey

Director of Finance & Project Management

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Juan Francisco Baez

Board member
5/13/2022

Sebastian Sajoux

CEO
5/13/2022

Patrick Casey

Director of Finance & Project Management
5/13/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.